UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Alternative Credit Income Fund (the “Fund” or “ACIF”)

3.	Securities and Exchange Commission File No.: 811-23016

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? [X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

c/o Sierra Crest Investment Management LLC 650 Madison Avenue, 23rd Floor New York, New York 10022

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, N.W. Washington, DC 20001
(202) 636-5500

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Sierra Crest Investment Management LLC
650 Madison Avenue, 3rd Floor
New York, New York 10022
(212) 891-2880

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one): [X] Management company [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one): [ ] Open-end [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Sierra Crest Investment Management LLC
650 Madison Avenue, 3rd Floor
New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

13.	If the fund is a unit investment trust (“UIT”) provide: (a) Depositors’ name(s) and address(es): Not Applicable (b) Directors’ name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]   Yes    [X]   No

If Yes, for each UIT state:

 Name(s):

 File No.: 811-_____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]   Yes    [   ]   No

If Yes, state the date on which the board vote took place: February 24, 2026

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]   Yes    [   ]   No

If Yes, state the date on which the shareholder vote took place: September 10, 2026

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]   Yes    [   ]   No

(a) If Yes, list the date(s) on which the fund made those distributions: The distributions were made as of September 26, 2026.

(b) Were the distributions made on the basis of net assets?

[X]   Yes    [   ]   No

(c) Were the distributions made pro rata based on share ownership?

[X]   Yes    [   ]   No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In connection with the closing of the merger, Fund shareholders received a certain number of shares of common stock of BC Partners Lending Corporation (the “Acquiring Fund”) for each share of common stock they held prior to the closing, based on the exchange ratios set forth below.

Class of ACIF Shares	Approximate Number of Acquiring Fund Shares Received per ACIF Share
Class A	0.4571
Class C	0.4647
Class I	0.4568
Class L	0.4579
Class W	0.4567

(e) Liquidations only: Not Applicable.

Were any distributions to shareholders made in kind?

[   ]   Yes    [   ]   No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[X]   Yes    [   ]   No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

The Fund had outstanding borrowings under a credit facility. Immediately following the effective time of the merger, the Fund repaid any amounts outstanding under the Fund’s existing credit facility as of the effective time of the merger and the credit facility agreement was terminated.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]   Yes    [   ]   No

If No,

 (a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]   Yes    [X]   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[   ]   Yes    [X]   No

If Yes,

(a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ]   Yes    [X]   No

If yes,

(a)   Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

 (i) Legal expenses: $2,170,188

 (ii)  Accounting expenses: $30,000

 (iii)  Other expenses (list and identify separately):

  •  Financial Advisors and Fairness Opinions: $920,160

  •  Solicitation & Marketing: $305,947

  •  Director Fees: $350,000

  •  Other Transaction Costs: $95,369

 (iv) Total expenses (sum of lines (i) - (iii) above): $3,871,664

(b)   How were those expenses allocated?

Except as noted below, all fees and expenses incurred in connection with the merger were paid by the party incurring such fees or expenses. The following fees and expenses were borne proportionately by the Acquiring Fund and ACIF by reference to their respective net asset value and shares outstanding as of September 26, 2026: (i) all costs and expenses of printing and mailing the proxy statement/prospectus, (ii) all filing and other fees paid to the U.S. Securities and Exchange Commission in connection with the merger, (iii) all filing and other fees in connection with any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) fees and expenses for legal services to the parties in connection with the merger.

(c)   Who paid those expenses?

The Acquiring Fund and ACIF were responsible for paying certain expenses in connection with the merger.

(d)   How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]   Yes    [X]   No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding? [ ] Yes [X] No If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]   Yes    [X]   No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the Fund surviving the Merger: BC Partners Lending Corporation

(b)   State the Investment Company Act file number of the fund surviving the Merger: Commission File No.: 814-01269

(c)   If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: The Agreement and Plan of Merger was filed as Exhibit 2.1 to the Fund’s Current Report on Form 8-K (Accession No. 0001193125-26-068384, filed February 25, 2026).

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Alternative Credit Income Fund, (ii) he or she is the Chief Financial Officer and Secretary of Alternative Credit Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Brandon Satoren
Name:	Brandon Satoren
Tile:	Chief Financial Officer and Secretary